82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

02030509

REGISTRANT'S NAME Grand Hotel Holdings

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 1 1 2002
THOMSON FINANCIAL

FILE NO. 82- 3408 FISCAL YEAR 6-30-01

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dlw

DATE : 3/7/02

GRAND HOTEL HOLDINGS LIMITED
格蘭酒店集團有限公司



Elements of Success | A Human Touch

Annual Report 2000-2001

HANG LUNG GROUP



HANG LUNG DEVELOPMENT COMPANY, LIMITED

Property Development and Investments



AMOY PROPERTIES LIMITED

Property Development and Investment



GRAND HOTEL HOLDINGS LIMITED

Hotel Ownership and Management

Group Profile

GRAND HOTEL HOLDINGS LIMITED

Grand Hotel Holdings is a subsidiary of Hang Lung Development Company, Limited, and is the hotel arm of the Hang Lung Group. This publicly listed company owns and manages the Grand Tower Hotel in Mongkok, and the Grand Plaza Hotel and Grand Plaza Apartments in Quarry Bay. It also manages The Wesley in Wanchai and The Bay Bridge in Tsuen Wan.

Grand Hotel Holdings pioneered the operations of hotels in busy commercial districts such as Mongkok and Quarry Bay. Today, the hotels are recognised for providing guests with excellent facilities, at reasonable prices, in convenient locations.

All properties handled by Grand Hotel Holdings have repeatedly outperformed the industry's average occupancy rates. The hotels cater to a rising number of budget-conscious travellers with a preference for accommodation offering convenient locations and a high standard of service.

CONTENTS

FINANCIAL CALENDAR

INTERIM RESULTS ANNOUNCED	2 March 2001
INTERIM DIVIDEND PAID	20 April 2001
ANNUAL RESULTS ANNOUNCED	24 September 2001
SHARE REGISTERS CLOSED	for final dividend 12 to 16 November 2001 (both days inclusive)
ANNUAL GENERAL MEETING	10:00 a.m. on 23 November 2001 at Registered Office (Details are set out in Notice of Annual General Meeting accompanying this Annual Report)
PROPOSED FINAL DIVIDEND PAYABLE	30 November 2001

CORPORATE INFORMATION

DIRECTORS

Ronnie C. Chan *Chairman*

S.S. Yin *Vice Chairman* *

Nelson W.L. Yuen *Managing Director*

Ronald J. Arculli, *JP* *

Laura L.Y. Chen

H.K. Cheng, *GBS, JP* *

Robert S. Huthart *

Alfred H.K. Li *Executive Director*

* *Independent Non-Executive Director*

AUDIT COMMITTEE

Robert S. Huthart *Chairman*

Ronald J. Arculli, *JP*

Laura L.Y. Chen

COMPANY SECRETARY

Robin S.W. Ching

AUDITORS

KPMG

Certified Public Accountants

REGISTERED OFFICE

28th Floor, Standard Chartered Bank Building

4 Des Voeux Road Central, Hong Kong

Tel : 2879 0111

Fax : 2868 6086

Email Address : grandhotel@hanglung.com

Website : http://www.hanglung.com/ghotel/home.htm

LISTING INFORMATION

AT 30 JUNE 2001

621,631,226 'A' Shares of HK$0.10 each and

600,000,000 'B' Shares of HK$0.01 each

Listed on The Stock Exchange of Hong Kong Limited

STOCK CODE

Hong Kong Stock Exchange	
'A' Share	0195
'B' Share	0196
Reuters	
'A' Share	0195.HK
'B' Share	0196.HK
Bloomberg	
'A' Share	195HK
'B' Share	196HK

BOARD LOT SIZE

'A' Share	2,000 shares
'B' Share	20,000 shares

AMERICAN DEPOSITARY RECEIPT Sponsored Level-I (Over the Counter)

CUSIP Number	385612106
ADR: Underlying 'A' Share Ratio	1:5
Depositary Bank	The Bank of New York (http://www.adrbny.com)

SHARE REGISTRARS

Central Registration Hong Kong Limited
17th Floor
Hopewell Centre
183 Queen's Road East
Hong Kong

A Chinese version of the Annual Report is available from the Company's share registrars on request.

FINANCIAL HIGHLIGHTS

AS AT 30 JUNE 2001	
TOTAL ASSETS	$1,734.4 million
SHAREHOLDERS' FUNDS	$1,662.6 million
TURNOVER FOR THE YEAR	$281.1 million
NET PROFIT ATTRIBUTABLE TO SHAREHOLDERS	$33 million
EARNINGS PER 'A' SHARE	4.84¢
EARNINGS PER 'B' SHARE	0.48¢
DIVIDENDS PER 'A' SHARE	Interim 1.5¢ Final 1.7¢ Total for the year 3.2¢
DIVIDENDS PER 'B' SHARE	Interim 0.15¢ Final 0.17¢ Total for the year 0.32¢
NUMBER OF SHARES OUTSTANDING	'A' Share: 621.6 million 'B' Share: 600 million

DESCRIPTION OF PROPERTIES

GRAND PLAZA HOTEL AND GRAND PLAZA APARTMENTS

The Grand Plaza Hotel and Grand Plaza Apartments are situated conveniently above the Taikoo Mass Transit Railway Station in Quarry Bay, Hong Kong Island.

The Grand Plaza Hotel provides the entire spectrum of hospitality services ranging from spacious guest rooms and suites to comprehensive business centre facilities and an outstanding recreation club. The environment appeals to international and local guests looking for business and leisure facilities within easy reach of our transport system.

The Grand Plaza Apartments are accommodated on the 16th to 22nd floors of the complex, above the Grand Plaza Hotel. These tastefully decorated units are available in three basic layouts — studio, one-bedroom and two-bedroom suites — and residents enjoy the same privileges as hotel guests.

The Club Grand, located on the 9th floor of the hotel, provides apartment residents, hotel guests and members with excellent recreational facilities including heated pool, health centre, squash courts and sports hall.

GRAND TOWER HOTEL

The Grand Tower Hotel is situated on one of Hong Kong's most famous shopping streets — Nathan Road, Kowloon. The hotel offers easy access to the Mongkok Mass Transit Railway Station and provides guests with spacious accommodation, access to the Club Grand facilities in the Grand Plaza Hotel, and business centre.

The strategic location of the Grand Tower Hotel makes it a good choice for both business travellers and tourists alike.

GRAND PLAZA HOTEL



THE BAY BRIDGE

The Bay Bridge, which is managed by the Group, is well situated in Castle Peak Road, Yau Kom Tau, Tsuen Wan. These serviced apartments are within easy reach of Hong Kong's busy international airport at Chek Lap Kok, and just seven minutes away from the Mass Transit Railway Station in Tsuen Wan.

The property offers studio apartments and suites for young executives and families, providing budget accommodation on a monthly basis. This also makes it a popular choice for airport employees who want quality fully furnished accommodation that is affordable and within easy reach of their workplace.

The Bay Bridge caters for today's executive lifestyle and provides gym equipment, swimming pool and a sauna to help guests relax and enjoy their stay in absolute comfort. All suites provide panoramic vistas of the Ting Kau Bridge and spectacular sea views.

THE WESLEY

The Group has managed The Wesley since 1992. The 22-storey property provides international standard accommodation to a budget-conscious mix of short and long stay overseas guests and locals. The Wanchai location is a strong advantage placing guests just a short distance from the Pacific Place office and shopping complex and the Mass Transit Railway Stations in Admiralty and Wanchai.

The Wanchai district continues to be a favourite haunt for visitors and locals alike, offering a glittering nightlife and an insight into Hong Kong's ethnic street culture. The area also continues to develop rapidly as a business district and attracts a large number of conventions each year. The Wesley is ideally located to provide accommodation for guests and residents wanting to be housed close to the city's business heart, at a rate that is affordable.

Property	Address	Lease Expiry	No. of Rooms	Gross Floor Area (sq.m.)
Grand Plaza Hotel and Grand Plaza Apartments	2 Kornhill Road, Quarry Bay	2059*	Hotel rooms 248 Apartments 242	35,275
Grand Tower Hotel	627 Nathan Road, Mongkok	2060	549	30,000
The Bay Bridge#	123 Castle Peak Road, Yau Kom Tau, Tsuen Wan	2047	438	20,096
The Wesley##	22 Hennessy Road, Wanchai	2047	251	10,977

* *With an option to renew for a further term of 75 years.*

\# *Managed on behalf of Hang Lung Development Company, Limited.*

\## *Pursuant to an agreement with Methodist Centre Limited, the Group acquired the rights to manage the property for a term of 20 years*



Assistance is an act of humility. It must be offered unconditionally and with reverence. Without these qualities, a helping hand can only be offered in scorn.

CHAIRMAN'S STATEMENT

To Our Shareholders

RESULTS AND DIVIDENDS

For the year ended 30 June 2001, turnover and net profit increased by 6.4% and 54.9% to $281.1 million and $33 million respectively. Earnings per "A" share and earnings per "B" share both increased by 54.9% to 4.84 cents per share and 0.48 cent per share respectively.

The Board recommends a final dividend of 1.7 cents per "A" share and 0.17 cent per "B" share. If accepted by shareholders, full year dividends would be 3.2 cents per "A" share and 0.32 cent per "B" share, representing an increase of 52.4% from those of last year in both categories of scrips.

BUSINESS REVIEW

During the second half of 2000, the hospitality sector appeared to have finally ended a three-year bear market. Although it was not expected to turn robust any time soon, at least many, including ourselves, were breathing a sigh of relief. That turned out to be premature. As 2001 rolled around, the industry took another dive. What we saw late last year was nothing more than a brief hiatus before the second leg down. It is 1997/98 all over again! Worse yet, there is no end in sight.

For the 12 months ending this June, tourist arrivals grew by 14% from a year ago to 13.5 million. This number is misleading because much of the increase is from same day travellers — they arrive through one mode of transportation and leave on the same day through another mode. The year before, about 3.5 million visitors or 29% of total arrivals fell under this category. This year the number is 4.6 million or 34% of the total. In other words, two-thirds of the additional visitors are same-day sojourners.

These people fall under two categories — one from each side of the Taiwan Strait. Since Taiwan does not allow direct transport links between the island and the mainland, their citizens must fly through a third city. For that, Hong Kong is the most convenient. Of late, the increase in number of Taiwan people doing business or otherwise working on the other side of the Strait has been phenomenal.

At the same time, many mainlanders going overseas prefer to fly to Shenzhen, which is adjacent to Hong Kong's northern border, and be transported by land or sea to the Hong Kong airport for the international leg of their journey. On their return, they will reverse the route. While Hong Kong's airport has many more overseas flights, the reason why many individuals go through Shenzhen is that domestic flights are a lot cheaper than those arriving and departing Hong Kong for the mainland. As wealth accumulates, mainland Chinese will increasingly travel abroad. Since many of them have already visited Hong Kong before, they are not spending time here except in our airport. Maybe this explains why there are now a good number of people sleeping on benches each night inside!

The same phenomenon partially explains the plight of our hotel industry. With the Hong Kong dollar tied to the U.S. dollar and with most of our neighboring countries having devaluated their currencies during the Asian crisis, our city has become even more expensive than before. Tour packages to Southeast Asia or South Korea are incredibly cheap, and tourists, including many from mainland China, are flocking there.

Thus we are witnessing the beginning of a new trend. Not only will China become one of the world's most popular tourist spots, its citizens will increasingly flood the streets and beaches of other countries. With 1.26 world should get used to them. We saw Japanese tourists everywhere in the 1980's, and now it is China's turn. There are already rumors that the biggest shoppers of high fashion goods in Paris are the Chinese. Judging from the experience of our sister company Amoy Properties' shopping centers in Shanghai, this is possible. For example, Plaza 66 which has a very high concentration of the world's top brand names is doing amazingly well compared to all other Asian cities.

Six months ago, I wrote about the spillover effect that hotel and airline capacity constraints in Southeast Asia had in diverting tourists to Hong Kong. As the global economy slows, the situation has reversed. Falling visitor numbers have forced their hotels to slash prices thus making our neighbors even more attractive. This trend will continue in the aftermath of the September 11 tragedies as westerners cut down on travels. The only compensating factor is the arrival of Chinese tourists. However, the Chinese economy cannot remain for long as the only bright spot in the world. Market cyclicality will not fail to wave its magic wand and China will one day feel the chill like everyone else. That, unfortunately, will be no help to the world.

Back in Hong Kong, there are domestic reasons for market feebleness. True tourist arrivals, i.e. not same day travellers, only grew moderately, and those who stayed were spending less time and money. At the same time, the number of hotel rooms has been increasing. Since 1999 it rose by 3% to 4% per annum, and the rate will pick up to 7% to 8.5% each year for the next three years. All these factors explain why in the face of increasing arrivals, city wide occupancy remained the same at 82% for the past two years.

Our room rates grew by 20% for the year and the equivalent figure for the first six months was 28%. Our

91% of the previous period and 88% for the first six months. These numbers clearly indicate the weakening of the industry. The lower than usual occupancy rate is, however, deliberate. Pre-committed contracts at higher tariffs were signed when the market was good, and too big a price drop soon afterwards would encourage them to default.

PROSPECTS

As stated above, the number of mainland Chinese tourists has increased substantially. The first wave not many years ago were poorer and less sophisticated. Over time, they became wealthier, and in the past two years, their per capita spending exceeded that of the average tourist. Some of those mainland travellers I suspect are now the ones going to Bangkok, Phuket, Kuala Lumpur, and Singapore. In their place is another group of mainland visitors in Hong Kong who, as indications seem to show, is again of lesser financial means. These individuals contribute less to our economy in general and to our industry in specifics.

On the other hand, the bigger spenders from the U.S. and Europe are diminishing in number. As such, Hong Kong hotels of all price points are hurt.

Given this difficult environment, I anticipate for the present fiscal year a decline in both occupancy and average room tariffs. The result is that both turnover and profit will retreat somewhat. Needless to say, management will do our best to cushion the fall.

Looking further down the road, it will take a lot to reverse the slide. As a prerequisite, China must continue to grow. Not only will that ensure a steady stream of tourists, it will attract more foreign investments into China which always benefits Hong Kong. The U.S. and European economies must also will cast a shadow that is expected to last at least a year or two. Whereas business travellers from the West will return first, discretionary trips by holiday makers will take more time to recover.

High costs notwithstanding, there is much that Hong Kong can do to strengthen our position as a tourist destination. There are only a handful of cities in the world such as New York City and San Francisco in North America and Paris and London in Europe which truly have character. Besides economic vibrancy, they have a charm not found in the likes of Los Angeles and Dallas or Frankfurt and Zurich. In Asia, I can only think of two such alluring cities — Hong Kong and Shanghai.

Besides the physical beauty of our harbor and the high energy level of our streets, Hong Kong is a true bridge between the East and the West, the old and the new. The development of our tourism sector should exploit these elements. While further developing modern infrastructures, Hong Kong should not forget its Chinese roots and its local culture. Tourists everywhere like the convenience of modernity (which we already have), but it is a city's uniqueness which draws them back. Hong Kong should avoid the mistakes of those which have made themselves sterile and plastic.

The blending of Oriental with Occidental and ancient with modern, should not be limited to the physical appearance. Our "software" must embrace them all. For example, Hong Kong has always been the cuisine capital of Asia. It should be developed further. Our entertainment industry can also improve. Besides pubs and clubs, rock and classical concerts, how about Cantonese, Shanghainese and Pekingese operas? Where in the world can they be heard in a single location? Chinese acrobats and western mime cappuccino and herbal drinks, New York hot-dogs and local dim-sum.

About ten years ago the now famous Chinese fashion store, Shanghai Tang, was founded in Hong Kong. Several similarly successful shops were soon opened. For a few years the fad swept through major western cities — one can readily find photographs of socialites wearing their products in gossip magazines from New York City to London. Instead of complaining about our citizens going north to cheaper Shenzhen for shopping, Hong Kong people should manufacture Shanghai Tang and other products there. A coat selling for several hundred U.S. dollars on Fifth Avenue in New York City should take no more than twenty to thirty to make in Shenzhen and is even cheaper in neighboring towns. Hong Kong companies should design such products here (or wherever), make them north of the border, and market them to the world.

The development of these businesses should be done purely by the private sector. Hong Kong has the talent to do all that. What the government should do is to facilitate the logistics such as ensuring smooth border crossings. Beyond that, the government may need to take the lead to develop certain tourist attractions. Land prices are simply too expensive and the risks of starting certain businesses too high. (On this point, the government should be commended for bringing Disneyland to our shores.)

The quasi – governmental Hong Kong Tourism Board should then redouble efforts to market our city to the world. We cannot afford to rest on our former laurels and let the world pass us by. There is certain first mover advantage which must not be yielded, for competition is fierce. Foremost among them is Shanghai which is not burdened by a divided citizenry caused by democracy.

Traditionally Hong Kong is the international financial center of Asia (while Tokyo mainly serves Japan's huge domestic market). Moreover, we must be the best located city in East Asia — equal distance to Japan in the north and Indonesia in the south; within a five hour flight is almost half of the world's population; and situated at the door step of mainland China, the most dynamic emerging economy in the world. Our physical infrastructure is already one of the best in the world. All these factors have brought — and will continue to bring — millions to our city each year. We already are — and can continue to be — one of the world's most attractive cities for business and tourism alike.

Tourism has for decades been one of four economic pillars (with the others being financial services, manufacturing and real estate) of our city. Now in the industry's darkest hour, it is precisely the time to refocus our attention on it and plan for the future. The latest New York City tragedy notwithstanding, global tourism will grow in the coming decades. We must position ourselves to take advantage of this trend. In the process, tourism can become a locomotive to revive our economy. As a hotel company, we can only benefit from it.

Ronnie C. Chan
Chairman

Hong Kong, 24 September 2001


Grand Plaza Hotel



It takes great courage to care. The nurturing
spirit relies on the ability to look within and understand
one's own strengths and weaknesses.

MANAGEMENT DISCUSSION AND ANALYSIS OF THE GROUP'S PERFORMANCE

1 HOTEL OPERATIONS

1.1 OVERVIEW

Total turnover for the year increased by $16.9 million to $281.1 million, an advance of 6%. Since operating expenses have been maintained at the same level as the previous year, this increase in turnover is fully reflected in profit before tax which amounted to $73.7 million compared to the previous year's $51.4 million. Net profit attributable to shareholders increased 55% to $33 million.

Hong Kong Tourism Board (HKTB) statistics show that overall visitor arrivals for the fiscal year increased by 14% to 13.5 million. Mainland China continued to be the major source of tourists with close to 4 million arrivals, representing 30% of total tourist arrivals (a 1% increase from the previous fiscal year).

Taiwan continued to be Hong Kong's second major source of tourists with 2.5 million visitors, representing 18% of the total. Of the total arrivals, tourists from South and Southeast Asia represented 13%, Japan 11%, Europe, Africa and the Middle East 9%, America 9%, Macau & Korea 7%, Australia, New Zealand and the South Pacific 3%.

HKTB statistics for the fiscal year also revealed that a staggering 4.6 million of the total visitor arrivals were "same day travellers". This meant that 34% of all visitors did not patronise any of Hong Kong's hotels.

Two factors had a negative effect on the industry in general. Although the hotel industry's average occupancy rate for the year under review was 82%, which was very close to the previous year's average, the first half of 2001 proved extremely difficult. Firstly, the effect of the slowdown in world economies was seen during the January to June 2001 period, when the industry only managed an average 79% occupancy rate compared to the same period in the previous year (82%). Secondly, in Mainland China where the economy remained robust, the strong US dollar made tour prices to Thailand and Malaysia comparable with a trip to Hong Kong, and we lost tourist traffic as a result.



CLUB GRAND

GROUP PERFORMANCE

	2001	2000	Change	
	$Million	$Million	$Million	%
Turnover	**281.1**	264.2	+16.9	+6
Profit before Taxation	**73.7**	51.4	+22.3	+43
Net Profit attributable to Shareholders	**33.0**	21.3	+11.7	+55

TURNOVER AND PROFIT BEFORE TAXATION

FOR THE YEAR ENDED 30 JUNE


($Million)
0
100
200
300
2001
2000
1999
Hotels
Apartments
Food & Beverage
Others
Interest Income
Profit before Taxation

1.2 HOTELS

All our hotels continue to exceed the industry average occupancy level of 82%. At the Grand Plaza Hotel where business and frequent travellers represented 38% of the guest mix, the average occupancy rate was 83%. Over 50% of guests chose the Grand Tower Hotel's package deals and occupancy was 84%. The Wesley attracted many guests looking for monthly accommodation (40%), and the average occupancy rate was 88%.

Average room rates improved at the Grand Plaza Hotel (24%), Grand Tower Hotel (21%), and The Wesley (24%).

1.3 SERVICED APARTMENTS

At Grand Plaza Apartments average room rates improved by 13%, and the average occupancy rate was 92%.

The Bay Bridge in Yau Kom Tau, Tsuen Wan, with its 438 rooms provides budget accommodation for young executives and families. This property is managed on behalf of Hang Lung Development Co., Ltd. During the year under review, average room rates fell by 2%, and the average occupancy rate was 85%.

1.4 FOOD AND BEVERAGE

Our food and beverage business depends heavily on local Hong Kong customers, and as in previous years, locals continued to exhibit restraint in their spending habits. Consequently, this area of our business has shown little improvement in the past year. However, we have been controlling our costs in recent years through rationalisation of manpower and centralisation of work functions. These measures have been implemented in all departments with good results.

The total revenue from our food and beverage outlets for the year under review was $37.1 million, a decrease of 15% on the previous year's figure.

FOOD AND BEVERAGE

	Turnover		Change	
	2001	2000		
	$Million	$Million	$Million	%
Food and Beverage (coffee shops and lounges)	**37.1**	43.5	-6.4	-15

AVERAGE OCCUPANCY RATES

FOR THE YEAR ENDED 30 JUNE



(%)
0
20
40
60
80
100
2001
2000
1999
Grand Plaza Hotel
Grand Tower Hotel
The Wesley
Grand Plaza Apartments
Industry Average*

AVERAGE ROOM RATES

FOR THE YEAR ENDED 30 JUNE



($)
0
200
400
600
800
Change
Grand Plaza Hotel
+24.3%
Grand Tower Hotel
+21.4%
The Wesley
+23.5%
Grand Plaza Apartments
+12.9%
1999
2000
2001

* *Compiled from monthly Hotel Room Occupancy Reports released by the Hong Kong Tourism Board, Research Publication.*

THE GROUP'S GUESTS BY COUNTRY OF ORIGIN

FOR THE YEAR ENDED 30 JUNE


23%
9%
7%
7%
16%
8%
22%
8%
1999
21%
10%
11%
9%
19%
6%
16%
8%
2000
21%
10%
11%
10%
18%
6%
16%
8%
2001

☐ Japan ■ China ■ Taiwan ☐ Asia-Pacific* ☐ Europe

☐ North America ☐ Australia / New Zealand ☐ Local and Others

* *Excluding Japan, China and Taiwan*

THE GROUP'S GUESTS BY TYPE

FOR THE YEAR ENDED 30 JUNE


17%
25%
58%
1999
20%
20%
60%
2000
23%
18%
59%
2001

☐ Group Independent Travellers ☐ Business and Frequent Travellers ☐ Tour Groups





The most noble life is one in service of others.
It venerates the object of patronage
and glorifies the servant.

MANAGEMENT DISCUSSION AND ANALYSIS OF THE GROUP'S PERFORMANCE

2 FINANCE

2.1 CAPITAL STRUCTURE

The Group's net assets were financed by internal resources through share capital and revenue reserves. Total equity attributable to shareholders was $1,662.6 million as of 30 June 2001, representing an increase of 1% over last year.

2.2 FINANCE AND TREASURY OPERATIONS

The Group maintained its long-standing policy of conservative and prudent financial and treasury management. The Group enjoyed a healthy financial position with no debt and its net cash balance as at 30 June 2001 amounted to $116.3 million. Surplus funds were placed in Hong Kong dollar time deposits with reputable banks.

10-YEAR FINANCIAL SUMMARY

	1992	1993	1994	1995	1996	1997	1998	1999	2000	**2001**	Change of 2001 over 2000
	$Million	$Million	$Million	$Million	$Million	$Million	$Million	$Million	$Million	**$Million**	%
Turnover #	328.8	353.2	361.7	422.2	485.4	521.0	399.7	276.9	264.2	**281.1**	+6
Profit from Operations	105.5	115.7	137.4	163.5	233.9	255.1	123.6	39.4	51.0	**73.8**	+45
Net Profit attributable to Shareholders	105.8	103.2	127.7	152.9	212.2	229.2	119.2	39.8	21.3	**33.0**	+55
Dividends	109.1	109.1	109.1	122.7	139.7	149.9	78.4	25.9	14.3	**21.8**	+52
Special Cash Bonus	409.0	—	—	—	—	—	381.7	—	—	**—**	—
Profit Margin	32%	33%	38%	39%	48%	49%	31%	14%	19%	**26%**	+7
Assets											
Fixed Assets (after depreciation)	1,794.9	1,760.6	1,733.9	1,713.4	1,675.8	1,655.7	1,629.1	1,610.6	1,596.7	**1,593.2**	—
Cash and Deposits with Banks	258.8	147.9	201.2	291.8	408.1	543.2	500.0	131.7	161.5	**118.8**	-26
Other Assets	26.1	29.6	36.4	37.4	49.1	40.2	27.6	23.3	25.4	**22.4**	-12
	2,079.8	1,938.1	1,971.5	2,042.6	2,133.0	2,239.1	2,156.7	1,765.6	1,783.6	**1,734.4**	-3
Liabilities											
Bank Loans and Overdrafts	150.6	1.1	—	0.9	1.9	1.9	1.0	0.9	2.8	**2.5**	-11
Proposed Final Dividend	68.2	68.2	68.2	78.4	92.0	98.8	27.3	14.3	7.5	**11.6**	+55
Special Cash Bonus	—	—	—	—	—	—	381.7	—	—	**—**	—
Other Liabilities	84.3	98.0	113.9	143.7	147.0	167.0	116.2	106.0	121.9	**57.7**	-53
	303.1	167.3	182.1	223.0	240.9	267.7	526.2	121.2	132.2	**71.8**	-46
Net Assets	1,776.7	1,770.8	1,789.4	1,819.6	1,892.1	1,971.4	1,630.5	1,644.4	1,651.4	**1,662.6**	+1

10-YEAR FINANCIAL SUMMARY *(continued)*

	1992	1993	1994	1995	1996	1997	1998	1999	2000	**2001**	Change of 2001 over 2000
	$Million	$Million	$Million	$Million	$Million	$Million	$Million	$Million	$Million	**$Million**	%
Financed by:											
Share Capital	68.2	68.2	68.2	68.2	68.2	68.2	68.2	68.2	68.2	**68.2**	—
Share Premium and Capital Reserves	955.7	955.7	955.7	955.7	955.7	955.7	955.7	955.7	955.7	**955.7**	—
Revenue Reserves	752.8	746.9	765.5	795.7	868.2	947.5	606.6	620.5	627.5	**638.7**	+2
Shareholders' Funds	1,776.7	1,770.8	1,789.4	1,819.6	1,892.1	1,971.4	1,630.5	1,644.4	1,651.4	**1,662.6**	+1
	¢	¢	¢	¢	¢	¢	¢	¢	¢	**¢**	
Earnings per Share											
'A' share	16.09	15.14	18.74	22.43	31.13	33.63	17.49	5.84	3.12	**4.84**	+55
'B' share	1.61	1.51	1.87	2.24	3.11	3.36	1.75	0.58	0.31	**0.48**	+55
Dividends per Share											
'A' share	16.00	16.00	16.00	18.00	20.50	22.00	11.50	3.80	2.10	**3.20**	+52
'B' share	1.60	1.60	1.60	1.80	2.05	2.20	1.15	0.38	0.21	**0.32**	+52
Special Cash Bonus per Share											
'A' share	60.00	—	—	—	—	—	56.00	—	—	**—**	—
'B' share	6.00	—	—	—	—	—	5.60	—	—	**—**	—
Pay-out Ratio	99% *	106%	85%	80%	66%	65%	66% *	65%	67%	**66%**	-1

\# *Turnover includes interest income from the year ended 30 June 1998 onwards*

* *Before special cash bonus*

3 EMPLOYEES

To comply with the Mandatory Provident Fund Schemes Ordinance, our MPF Scheme came into operation from 1 December 2000, and our existing ORSO Scheme was granted MPF-exempt status. Staff members were given a one-off opportunity to select their preferred scheme. To assist employees in making an informed decision, nineteen MPF communications seminars were conducted. Communication kits and videotapes about the MPF-exempt ORSO Scheme and new MPF Scheme were prepared to ensure full understanding of the different benefits provided.

Employers of casual employees in certain industries, including catering, are required to arrange for these employees to participate in an MPF Scheme regardless of the duration of their employment. The regular catering employees in the Group are offered the choice of joining either the Group's ORSO Scheme or a master trust MPF Scheme. The calculation of contributions and vesting arrangement of the latter are identical to those of the Group's MPF Scheme.

A separate industry scheme has been set up for the casual employees. The scale of contributions made for the daily-paid casual employees is between $7.50 to $30 per day by both the employer and employee. The Group's contributions will be fully and immediately vested in the employees' accounts as their accrued benefits in the scheme.

The process of improving guest relations through better staff training and special interest workshops is ongoing. During the year under review, training staff designed and organised a series of seminars that provided common guidelines and goals for serving our guests. These included Courtesy Workshops in Putonghua and English, Supervisory Training, and Telephone Courtesy & Manner training. Staff were invited to attend talks in Food Hygiene, Fire Fighting & Prevention, and Occupational Health & Safety. Special training was also provided in Hotel Security. All training workshops are part of the Company's overall programme to improve individual staff performance by implementing a very demanding, but standardised, code of procedures and behaviour.

In the interest of generating excellent relations between management and staff, it has long been company policy to officially recognise outstanding performance by our personnel. This was achieved through awards for Employee of the Month, Employee of the Year, and Supervisor of the Year, as well as Long Service Awards. To foster closer understanding between management and staff, the Company also organised special celebrations including the Staff Birthday Party, Staff Christmas Party, and a barbecue outing.

As in previous years, our staff chose to support the community through blood donations. They also hosted another Hotel Familiarisation Visit for Travel and Tourism Students organised by The Travel and Tourist Education Programme (HK) Ltd.

During the year under review, Group employees numbered 827.

SHAREHOLDER INFORMATION

ANALYSIS OF SHARE OWNERSHIP OF 'A' SHARES BY HOLDING RANGE

AT 30 JUNE 2001

	Shareholders*		Shareholdings*	
	No.	%	No. of Shares ('000)	%
(A) 1 - 5,000 shares	1,353	67.6	1,368	0.2
(B) 5,001 - 10,000 shares	202	10.1	1,622	0.3
(C) 10,001 - 100,000 shares	363	18.2	12,249	2.0
(D) 100,001 - 1,000,000 shares	64	3.2	16,463	2.6
(E) 1,000,001 - 50,000,000 shares	15	0.7	89,979	14.5
(F) Over 50,000,000 shares	3	0.2	499,950	80.4
	2,000	100.0	621,631	100.0

* *incorporating, in their respective shareholdings range, 182 participants of Central Clearing and Settlement System ("CCASS") holding a total of 125,038,990 'A' shares registered in the name of HKSCC Nominees Limited.*

SHAREHOLDERS*


67.6%
10.1%
18.2%
3.2%
0.7%
0.2%

SHAREHOLDINGS*


0.2%
0.3%
2.0%
2.6%
14.5%
80.4%

A B C D E F

ANALYSIS OF SHARE OWNERSHIP OF 'B' SHARES BY HOLDING RANGE

AT 30 JUNE 2001

	Shareholders*		Shareholdings*	
	No.	%	No. of Shares ('000)	%
(A) 1 - 5,000 shares	1,505	71.3	1,490	0.3
(B) 5,001 - 10,000 shares	163	7.7	1,124	0.2
(C) 10,001 - 100,000 shares	311	14.7	11,802	2.0
(D) 100,001 - 1,000,000 shares	109	5.2	30,801	5.1
(E) 1,000,001 - 50,000,000 shares	21	1.0	142,434	23.7
(F) Over 50,000,000 shares	2	0.1	412,349	68.7
	2,111	100.0	600,000	100.0

* *incorporating, in their respective shareholdings range, 156 participants of Central Clearing and Settlement System ("CCASS") holding a total of 58,193,248 'B' shares registered in the name of HKSCC Nominees Limited.*

SHAREHOLDERS*


71.3%
7.7%
14.7%
5.2%
1.0%
0.1%

SHAREHOLDINGS*


0.2%
0.3%
68.7%
2.0%
5.1%
23.7%

☐ A ☐ B ☐ C D ☐ E ☐ F

PROFILE OF DIRECTORS

MR. RONNIE CHICHUNG CHAN

Chairman

Aged 51, Mr. Chan joined the Hang Lung Group in 1972, was appointed to the Board of Grand Hotel Holdings Limited in 1988 and became its Chairman in 1991. He is also Chairman of Hang Lung Development Company, Limited and Amoy Properties Limited. Mr. Chan serves on the Boards of Directors of Enron Corp., Motorola Inc., and Standard Chartered PLC. He is Chairman of Hong Kong - United States Business Council and of Asia Business Council, a Vice-President of The Real Estate Developers Association of Hong Kong, a Vice Chairman of the Asia Society and Chairman of its Hong Kong Center, a Foundation Board Member of the World Economic Forum, and a Governor of the East-West Center. Mr. Chan also serves on the governing or advisory bodies of several universities and think-tanks in Hong Kong and beyond. He has an MBA from the University of Southern California, U.S.A.

MR. SHANG SHING YIN

Vice Chairman (Non-Executive)

Aged 70, Mr. Yin joined the Hang Lung Group in 1970, was appointed to the Board of Grand Hotel Holdings Limited in 1988 and served as its Managing Director until 1992 when he became the Vice Chairman. He has over 20 years of experience in the Hang Lung Group's fields of activity, including property investment and development as well as hotel development and management. A qualified banker with a Banking Diploma from The Chartered Institute of Bankers in London, Mr. Yin is also the Vice Chairman (Non-Executive) of Hang Lung Development Company, Limited and Amoy Properties Limited.

MR. NELSON WAI LEUNG YUEN

Managing Director

Aged 50, Mr. Yuen has been with the Hang Lung Group since 1978 when he was appointed as its Financial Controller, and became an Assistant Director in 1981. Mr. Yuen became an Executive Director of Grand Hotel Holdings Limited in 1988, when it was reorganised into a hotel investment and management company following the acquisition of its controlling interest by Hang Lung. Mr. Yuen was appointed Managing Director in 1992. Prior to joining the Hang Lung Group, Mr. Yuen practised public accounting for four years in England and in Hong Kong. He is a graduate of the University of Manchester, England, a Fellow of The Institute of Chartered Accountants in England and Wales and an Associate of the Hong Kong Society of Accountants. Mr. Yuen holds several public and industry - related positions including being a Director and Member of the Executive Committee of The Real Estate Developers Association of Hong Kong, a Member of the Hong Kong Housing Society, and a Member of the Land Sub-committee of the Land and Building Advisory Committee. Mr. Yuen is also the Managing Director of Hang Lung Development Company, Limited and Amoy Properties Limited.

MR. RONALD JOSEPH ARCULLI, *JP*

Non-Executive Director

Aged 62, Mr. Arculli joined the Board in 1988. Mr. Arculli is a practising solicitor and was a Member of the Legislative Council of Hong Kong from 1988 to 2000, representing the Real Estate and Construction functional constituency between 1991 and 2000. He has a distinguished record of public service on numerous government committees and advisory bodies. Mr. Arculli is a Non-Executive Director of Amoy Properties Limited and a director of several other major local companies.

MS. LAURA LOK YEE CHEN

Non-Executive Director

Aged 52, Ms. Chen joined the Hang Lung Group in April 1997, has been involved in the financial services industry for over fifteen years locally and in the U.S.A., and since 1993 has been a director of the Sterling Group, a private investment entity. Both Ms. Chen and her company Sterling Asset Management (BVI) Limited are registered as Investment Advisers by the Securities and Futures Commission under the Securities Ordinance, and actively manage investments in global capital markets, in particular in developing countries. Ms. Chen holds an MBA from the George Washington University in Washington, DC and a post-graduate certificate in International Banking from the University of Virginia. Ms. Chen also serves on the boards of several companies and actively participates in charitable and voluntary services. Ms. Chen is also a Non-Executive Director of Hang Lung Development Company, Limited and Amoy Properties Limited.

DR. HON KWAN CHENG, *GBS, JP*

Non-Executive Director

Aged 74, Dr. Cheng joined the Hang Lung Group in 1993. Dr. Cheng obtained an engineering degree from Tianjin University and a post-graduate diploma from Imperial College, London, U.K., of which he is a Fellow. He is a past President and Honorary Fellow of The Hong Kong Institution of Engineers, Fellow of the Hong Kong Academy of Engineering Sciences, and past Vice President and Fellow of The Institution of Structural Engineers, U.K. An Authorised Person and Registered Structural Engineer in Hong Kong, Dr. Cheng holds a number of directorships. He has been a member of both the Executive and Legislative Councils. Among his public posts, he is Chairman of the Hong Kong Housing Authority and the Transport Advisory Committee. Dr. Cheng is also a Non-Executive Director of Hang Lung Development Company, Limited and Amoy Properties Limited.

MR. ROBERT STEER HUTHART

Non-Executive Director

Aged 79, Mr. Huthart has served on the Board since 1961, before the Company assumed its present name and business in 1988. He joined Peat Marwick Mitchell in 1947 after wartime service in the Royal Air Force. In 1950 he joined Lane Crawford Limited and was its Managing Director from 1958 to 1985. Mr. Huthart has served on a number of government bodies, including the Tenancy Tribunal, Rental Tribunal Panel, Inland Revenue Board of Review and Board of Reference Merchant Shipping. His voluntary service includes 30 years as a Director of the YMCA, including almost 12 consecutive years as President.

MR. ALFRED HUNG KWAN LI

Executive Director

Aged 48, Mr. Li joined the Hang Lung Group in 1990 and was appointed Executive Director of Grand Hotel Holdings Limited in 1992. Since April 2000 he has also assumed responsibility for the Hang Lung Group's new investment arm pursuing non-real estate investment opportunities, while continuing to be responsible for finance and administration. He has a Bachelor's degree in Economics and Sociology from the University of Hong Kong. Mr. Li is a Member of The Institute of Chartered Accountants of Scotland and a Fellow of the Hong Kong Society of Accountants. Among other public service appointments, Mr. Li is a Member of the Listing Committee of The Stock Exchange of Hong Kong Limited and a Member of the Takeovers and Mergers Panel of the Securities and Futures Commission. He is also an Executive Director of Hang Lung Development Company, Limited and Amoy Properties Limited.

PROFILE OF SENIOR EXECUTIVES

MR. ROBIN SIK WING CHING

Company Secretary

Aged 51, Mr. Ching joined the Hang Lung Group in 1988 as Group Financial Controller and was appointed Company Secretary of Grand Hotel Holdings Limited in 1991. He holds a Bachelor of Business degree from Australia, is a Fellow of The Association of Chartered Certified Accountants, The Chartered Institute of Management Accountants, The Institute of Chartered Secretaries and Administrators, the Hong Kong Society of Accountants and The Taxation Institute of Hong Kong, an Associate of The Chartered Institute of Bankers, and a CPA member of CPA Australia.

Executive Directors of Grand Hotel Group Limited, the subsidiary company responsible for managing all the hotels in the Group:

MRS. POLLY KATHEN FUNG TING HUI

Marketing and Sales

Aged 47, Mrs. Hui joined Grand Hotel Group Limited in 1986 and was promoted to her present position in 1992. After training in the hotel and tourism business, she gained extensive experience in the fields of travel and hotel management in Hong Kong before joining the Group.

MR. DESMOND CHUN CHEONG LAI

Finance, Administration and Hotel Operations

Aged 44, Mr. Lai joined the Hang Lung Group in 1988 as Chief Accountant after working for over eight years in a major international accounting firm. He took up his present position in Grand Hotel Group Limited in 1992. He has a Bachelor's degree in Commerce from the University of Western Australia, is a Fellow of the Hong Kong Society of Accountants and a CPA member of CPA Australia.

GRAND HOTEL HOLDINGS LIMITED
格蘭酒店集團有限公司

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the Annual General Meeting of the Company will be held at 28th Floor, Standard Chartered Bank Building, 4 Des Voeux Road Central, Hong Kong on Friday, 23rd November, 2001 at 10:00 a.m. for the following purposes:—

1. To receive and consider the Financial Statements and Reports of the Directors and Auditors for the year ended 30th June, 2001.

2. To declare final dividend.

3. To re-elect directors and authorise the board of directors to fix directors' fees.

4. To re-appoint auditors and authorise the directors to fix their remuneration.

As special business:—

5. To consider and, if thought fit, pass the following resolutions as Ordinary Resolutions:—

A. "**THAT**:—

(a) subject to paragraph (b) below, the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to purchase shares in the capital of the Company be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of shares of the Company which may be purchased by the Company on The Stock Exchange of Hong Kong Limited or on any other stock exchange recognised for this purpose by the Securities and Futures Commission and The Stock Exchange of Hong Kong Limited under the Hong Kong Code on Share Repurchases pursuant to the approval in paragraph (a) above shall not exceed 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution, and the said approval shall be limited accordingly; and

(c) for the purpose of this Resolution, 'Relevant Period' means the period from the passing of this Resolution until whichever is the earlier of:—

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held; and

(iii) the revocation or variation of the authority given under this Resolution by ordinary resolution of the shareholders in general meeting."

B. "**THAT**:—

(a) subject to paragraph (c) below, pursuant to Section 57B of the Companies Ordinance, the exercise by the directors of the Company during the Relevant Period (as defined in Resolution No. 5A(c) in the Notice of this Meeting) of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to allot, issue or grant securities convertible into shares in the capital of the Company or options, warrants or similar rights to subscribe for any such shares or such convertible securities and to make or grant offers, agreements and options which might require the exercise of such powers be and it is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) above shall authorise the directors of the Company during the Relevant Period to allot, issue or grant securities convertible into shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such powers after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the directors of the Company pursuant to the approval in paragraph (a) above, otherwise than pursuant to (i) a Rights Issue (as hereinafter defined), (ii) the exercise of rights of subscription or conversion under the terms of any warrants issued by the Company or any securities which are convertible into shares of the Company, (iii) any option scheme or similar arrangement for the time being adopted for the grant or issue to officers and/or employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company or (iv) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Articles of Association of the Company, shall not exceed the aggregate of: (aa) 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution plus (bb) if the directors are so authorised by a separate ordinary resolution of the shareholders of the Company set out as Resolution No. 5C in the Notice of this Meeting, the nominal amount of the share capital of the Company repurchased by the Company subsequent to the passing of this Resolution, up to a maximum equivalent to 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution, and the said approval shall be limited accordingly; and

(d) for the purpose of this Resolution:—

'Rights Issue' means an offer of shares or other securities open for a period fixed by the directors of the Company to holders of shares of the Company or any class thereof on the registers on a fixed record date in proportion to their then holdings of such shares or class thereof (subject to such exclusion or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong)."

C. "**THAT** the directors of the Company be and they are hereby authorised to exercise the powers of the Company referred to in paragraph (a) of the resolution set out as Resolution No. 5B in the Notice of this Meeting in respect of the share capital of the Company referred to in sub-paragraph (bb) of paragraph (c) of such Resolution."

6. Any other business.

By Order of the Board
Robin S W Ching
Secretary

Hong Kong, 26th October, 2001

Registered Office:
28th Floor
4 Des Voeux Road Central
Hong Kong

Notes:

1. A member entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him; a proxy need not be a member. All proxies must be deposited at the registered office of the Company, 28th Floor, 4 Des Voeux Road Central, Hong Kong, not less than 48 hours before the time fixed for holding the Meeting or any adjournment thereof.

2. The Registers of Members will be closed from Monday, 12th November, 2001 to Friday, 16th November, 2001, both days inclusive, during which period no share transfers will be effected. In order to qualify for the proposed final dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Registrars, Central Registration Hong Kong Limited at 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not later than 4:00 p.m. on Friday, 9th November, 2001.

3. With respect to Resolution No. 5A above, approval is being sought from the members for a general mandate to repurchase shares to be given to the directors.

4. Concerning Resolution No. 5B above, the directors have no immediate plans to issue any new shares of the Company; approval is being sought from the members as a general mandate in compliance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

5. With respect to Resolution No. 5C above, approval is being sought from the members for an extension of the general mandate granted to the directors to issue shares by including the number of shares repurchased under the authority granted pursuant to Resolution No. 5A.

APPENDIX

The following is the **Explanatory Statement** required to be sent to shareholders under the Rules Governing the Listing of Securities (the "Listing Rules") on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") in connection with the general mandate for repurchase of shares to be proposed at the forthcoming Annual General Meeting to be held on 23rd November, 2001 and also constitutes the Memorandum required by Section 49BA(3) of the Companies Ordinance:—

(i) It is proposed that up to 10 per cent. of 'A' shares of HK$0.10 each and 'B' shares of HK$0.01 each of the Company (collectively the "Shares") in issue at the date of passing of the resolution to approve the general mandate may be repurchased. As at 19th October, 2001, the latest practicable date for determining such figures, the numbers of 'A' shares and 'B' shares of the Company in issue were 621,631,226 shares and 600,000,000 shares respectively. On the basis of such figures (and assuming no Shares are repurchased after 19th October, 2001 and up to the date of passing such resolution), the directors would be authorised to repurchase 'A' shares and 'B' shares of the Company up to a limit of 62,163,122 shares and 60,000,000 shares respectively.

(ii) The directors believe that it is in the best interests of the Company and its shareholders to have a general authority from shareholders to enable the directors to repurchase Shares on the market. Such repurchases may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net value of the Company and its assets and/or its earnings per Share and will only be made when the directors believe that such repurchases will benefit the Company and its shareholders.

(iii) Repurchases pursuant to the mandate would be funded from the available cash flow and/or working capital facilities of the Company. The funds employed by the Company in connection with a repurchase of Shares would be those legally available for such use under the Company's Memorandum and Articles of Association and the applicable laws of Hong Kong.

(iv) There might be an adverse impact on the working capital or gearing position of the Company as compared with the position disclosed in the audited accounts contained in the annual report for the year ended 30th June, 2001 in the event that the repurchases were to be carried out in full at any time during the proposed repurchase period. However, the directors do not propose to exercise the repurchase mandate to such extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or the gearing levels which in the opinion of the directors are from time to time appropriate for the Company.

(v) There are no directors or (to the best of knowledge of the directors having made all reasonable enquiries) any associates of directors of the Company who have a present intention, in the event that the general mandate is granted by shareholders, to sell Shares to the Company.

(vi) The directors have undertaken to the Stock Exchange to exercise the power of the Company to make repurchases pursuant to the general mandate in accordance with the Listing Rules and the laws of Hong Kong.

(vii) The directors are not aware of any consequences which would arise under the Hong Kong Code on Takeovers and Mergers as a consequence of any repurchases pursuant to the general mandate. As at 19th October, 2001, Hang Lung Development Company, Limited together with its subsidiaries were beneficially interested in an aggregate of 460,575,581 'A' shares and 417,686,735 'B' shares representing 74.1 per cent. and 69.6 per cent. of 'A' shares and 'B' shares respectively of the issued share capital of the Company as at that date.

(viii) No repurchases have been made by the Company of Shares whether on the Stock Exchange or otherwise in the six months prior to the date of this document.

(ix) No connected persons of the Company (as defined in the Listing Rules) have notified it of a present intention to sell Shares to the Company and no such persons have undertaken not to sell any such Shares to the Company in the event that the general mandate is granted by shareholders.

(x) The highest and lowest prices at which Shares of the Company have traded on the Stock Exchange in each of the previous twelve months are as follows:—

	'A' shares		'B' shares	
	Highest (HK$)	**Lowest** (HK$)	**Highest** (HK$)	**Lowest** (HK$)
October 2000	0.840	0.810	—	—
November 2000	0.830	0.780	0.084	0.077
December 2000	0.900	0.780	0.085	0.077
January 2001	0.920	0.880	0.091	0.085
February 2001	1.050	0.890	0.100	0.090
March 2001	1.040	0.930	0.110	0.095
April 2001	0.910	0.910	—	—
May 2001	0.940	0.900	0.095	0.090
June 2001	0.930	0.930	0.090	0.090
July 2001	0.930	0.890	0.100	0.092
August 2001	0.930	0.860	—	—
September 2001	0.860	0.770	0.090	0.080

GRAND HOTEL HOLDINGS LIMITED
格蘭酒店集團有限公司

代表委任書

本人／吾等 ____,

寓 ____,

持有**格蘭酒店集團有限公司**每股面值一角之「A」股股份共 ______________ 股及每股面值一仙之「B」股股份共 ______________ 股，茲委任 ______________________________________,

寓 ____,

如其未克出席則委任 ____,

寓 ____,

如其未克出席則委任大會主席為本人／吾等代表，出席於二零零一年十一月二十三日（星期五）上午十時正召開之股東週年大會及其任何延會，並於大會中就以下各決議案代為投票：

決議案 *		**贊成**	**反對**
1.	省覽截至二零零一年六月三十日止年度之財務報表及董事局與核數師報告	☐	☐
2.	宣布派發董事建議之末期股息	☐	☐
3.	選舉鄭漢鈞先生連任為董事	☐	☐
	選舉殷尚賢先生連任為董事	☐	☐
	選舉袁偉良先生連任為董事	☐	☐
	選舉吳士元先生連任為董事	☐	☐
	授權董事局釐定董事袍金	☐	☐
4.	重聘畢馬威會計師事務所為本公司核數師，酬金由董事釐定	☐	☐
5.	批准以下普通決議案：		
	A. 授權公司購回本身股份	☐	☐
	B. 授權董事增發及處理本公司股份	☐	☐
	C. 授權董事增發之股份可包括購回之本公司股份	☐	☐

日期：______________________　　　　簽署：______________________

附註：

1. 請用**正楷**填寫姓名及地址。
2. 請填上　台端持有之股份數目；凡未填上股數，則此代表委任書將被視為代表　台端在本公司名下所有股份。
3. 閣下如欲**贊成**或**反對**上述決議案，請在適當欄內填上「√」號。如未有明確表示，則其委託之代表於投票時，有權自行作出決定。
4. 凡有權出席股東週年大會及於會上投票之股東可委派一位或多位代表出席，並於表決時代為投票；代表人毋須為本公司股東。
5. 如委任者為公司，此代表委任書必須蓋上公司印鑑或由其公司任何負責人或正式授權人代表公司簽署。
6. 如屬聯名股東，而親自出席或委任代表出席人數超過一人，則在股東名册上排名首位之聯名股東將獨自享有投票權。
7. 本代表委任書連同授權書或其他有效授權文件（如有）或該授權書之公證副本，必須於股東週年大會或其任何延會召開前四十八小時送抵本公司註册辦事處，香港德輔道中四號二十八樓，方為有效。

* 決議案之全文刊登於股東週年大會通告中。

GRAND HOTEL HOLDINGS LIMITED
格蘭酒店集團有限公司

PROXY FORM

I/We ______________________ of ______________________

being the registered holder(s) of ______________________ 'A' shares of $0.10 each and ______________________ 'B' shares of $0.01 each of **Grand Hotel Holdings Limited** hereby appoint ______________________ of ______________________ or failing him ______________________ of ______________________

or failing him the Chairman of the Meeting to act as my/our proxy to attend and on a poll to vote for me/us and on my/our behalf at the Annual General Meeting of the Company to be held on Friday, 23rd November, 2001 at 10:00 a.m. and of any adjournment thereof as indicated below:

Resolutions *	**For**	**Against**
1. To receive and consider the Financial Statements and Reports of the Directors and Auditors for the year ended 30th June, 2001	☐	☐
2. To declare the final dividends recommended by the Directors	☐	☐
3. To re-elect Mr. H.K. Cheng as a Director	☐	☐
To re-elect Mr. S.S. Yin as a Director	☐	☐
To re-elect Mr. Nelson W.L. Yuen as a Director	☐	☐
To re-elect Mr. Terry S.Y. Ng as a Director	☐	☐
To authorise the Board of Directors to fix Directors' fees	☐	☐
4. To re-appoint KPMG as Auditors of the Company at a fee to be agreed with the Directors	☐	☐
5. To approve the following Ordinary Resolutions:–		
A. power of the Company to purchase its own shares	☐	☐
B. general mandate to Directors re. issue of shares	☐	☐
C. authorisation to Directors re. issue of shares to include own shares purchased by the Company	☐	☐

Date: ______________________ Signature: ______________________

Notes:

1. Full name(s) and address(es) to be inserted in BLOCK CAPITALS.
2. Please insert the number of shares registered in your name(s); if no number is inserted, this form of proxy will be deemed to relate to all the shares in the capital of the Company registered in your name(s).
3. If you wish to vote FOR or AGAINST the Resolution, please indicate with a "✓" in the appropriate space. In the absence of any such indication, the proxy will vote or abstain at his discretion.
4. A member entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and vote instead of him; a proxy need not be a member.
5. If the appointer is a corporation, this form must be under its common seal or under the hand of any officer or attorney duly authorised in that behalf.
6. In the case of joint holders, if more than one of such joint holders be present personally or by proxy, that one of the said persons so present whose name stands first on the registers shall alone be entitled to vote.
7. To be effective, this form together with the power of attorney, or other authority, if any, under which it is signed, or a notarially certified copy of that power of authority, must be deposited at the registered office of the Company at 28th Floor, 4 Des Voeux Road Central, Hong Kong not less than 48 hours before the time appointed for the Meeting or any adjournment thereof.

* The full text of the Resolutions is set out in the Notice of Annual General Meeting.

GRAND HOTEL HOLDINGS LIMITED
格蘭酒店集團有限公司

26th October, 2001

Dear Sir or Madam,

Annual Report for the Year Ended 30th June, 2001

Please be informed that a **Chinese version** of the Annual Report and Accounts for the year ended 30th June, 2001 will be available (a) by filling in the reply slip below and returning the same using the prepaid reply envelope provided, or (b) by visiting the Company's website on www.hanglung.com/ghotel/home.htm. Any queries relating to this matter can be answered by calling the Company's hotline on 2879-0111.

Yours faithfully,
For and on behalf of
GRAND HOTEL HOLDINGS LIMITED

Robin S.W. Ching
Secretary

Reply Slip

To: Grand Hotel Holdings Limited

I/We would like to receive a Chinese version of the Annual Report for the year ended 30th June, 2001.

Name: ______________________________

Address: ______________________________

____

Tel: ______________________________

GRAND HOTEL HOLDINGS LIMITED
格蘭酒店集團有限公司

敬啟者：

截至二零零一年六月三十日止年度之年報

有關本公司截至二零零一年六月三十日止年度之年報及賬目之**中文版本**， 閣下：甲）可填妥下列回條索取，並以隨附之已預付郵費之信封寄回；或乙）登入本公司之網址：www.hanglung.com/ghotel/home.htm 瀏覽有關報告。如對此方面有任何疑問，可致電本公司之電話熱線2879-0111查詢。

此致

格蘭酒店集團有限公司
秘書

程式榮

程式榮
謹啟

二零零一年十月二十六日

回 條

致：格蘭酒店集團有限公司

本人／吾等欲索取截至二零零一年六月三十日止年度之年報及賬目之中文版本。

姓名 ：______________________________

地址 ：______________________________

____

電話 ：______________________________

GRAND HOTEL HOLDINGS LIMITED
格蘭酒店集團有限公司

股東週年大會通告

茲通告本公司訂於二零零一年十一月二十三日(星期五)上午十時正假座香港中環德輔道中四號渣打銀行大廈二十八樓召開股東週年大會，討論下列事項：

一、 省覽截至二零零一年六月三十日止年度之財務報表及董事局與核數師報告。

二、 宣布派發末期股息。

三、 重選董事並授權董事局釐定董事袍金。

四、 重聘核數師及授權董事釐定其酬金。

作為特別事項：

五、 考慮並酌情通過下列決議案為普通決議案：

A. 「**動議：**

(a) 在下文(b)段之規限下，全面及無條件批准本公司董事於有關期間內(定義見下文)行使本公司之一切權力購回本公司股份；

(b) 根據上文(a)段之批准，本公司於香港聯合交易所有限公司，或於證券及期貨事務監察委員會以及香港聯合交易所有限公司根據香港股份購回守則所承認之任何其他證券交易所，可購回之本公司股份面值總額將不得超過本公司於此項決議案通過日期之已發行股本面值總額百分之十，而上文之批准亦須受此限制；及

(c) 就本決議案而言，「有關期間」指由本決議案通過時起至下列三者中之較早日期止之期間：

(i) 本公司下屆股東週年大會結束時；

(ii) 按法律規定召開下屆股東週年大會之期間屆滿時；及

(iii) 本公司股東在股東大會上以普通決議案撤銷或更改根據本決議案所賦予之權力。」

B. 「**動議：**

(a) 在下文(c)段之規限下及根據公司條例第57B段，全面及無條件批准本公司董事於有關期間內(定義見本大會通告中第五A(c)項決議案)行使本公司之一切權力配發、發行及處理本公司之額外股份，及配發、發行或授予可轉換本公司股份之可換股證券，或股份期權或認股權證或類似權利認購任何該等股份或該等可換股證券，以及作出或授予可能引致須行使該項權力之售股建議、協議及股份期權；

(b) 根據上文(a)段之批准，本公司董事可於有關期間內配發、發行或授予可轉換本公司股份之可換股證券，以及作出或授予可能須於有關期間屆滿後始行使該項權力之售股建議、協議及股份期權；

(c) 本公司董事可根據上文(a)段之批准配發或在有條件或無條件情況下同意配發（不論是否根據一項股份期權而配發者）之股本面值總額，除按照(i)供股（定義見下文），(ii)根據本公司發行之任何認股權證之條款，或可轉換本公司股份之任何證券而行使之認購權或換股權，(iii)當時已採納之任何股份期權計劃或類似安排而授予或發行本公司股份或認購權予本公司及／或其任何附屬公司之行政人員及／或僱員，或(iv)根據本公司組織章程細則任何以股份代替股息形式或類似安排而配發代替全部或部份股息之股份外，將不得超過以下各項之總和：(aa)於此項決議案通過日期之本公司已發行股本面值總額百分之二十、及(bb)如董事根據本公司股東之另一項普通決議案（即本大會通告中第五C項決議案）所授權，於此項決議案通過後所購回之本公司股本面值額最多為於此項決議案通過日期之已發行股本面值總額百分之十，而上文之批准亦須受此限制；及

(d) 就本決議案而言：

「供股」指由本公司董事向於一指定記錄日期登記在股東名冊上之本公司股份或其中任何類別之股份持有人，根據其當時所持有該等股份或其中任何類別之股份按比例發出配售股份或其他證券之建議，於一指定之期限內有效者（惟本公司董事可就零碎股份，或因香港以外任何地區之法例或任何認可監管機構或證券交易所之規定所限，而作出其認為必須或權宜之例外處理方式或其他安排）。」

C. 「**動議**授權本公司董事行使依照本大會通告中第五B項決議案之(a)段所賦予之權力，用於該決議案之(c)段中第(bb)段內有關本公司股本之事項。」

六、 其他事項。

承董事局命
秘書
程式榮
謹啓

香港，二零零一年十月二十六日

註册辦事處：
香港
德輔道中四號
二十八樓

附註：

一、 凡有權出席股東週年大會及於會上投票之股東，可委派一位或多位代表出席，並於表決時代為投票；代表人毋須為本公司股東。所有代表委任書須於開會前或其任何延會前最少四十八小時送抵本公司註册辦事處，地址為香港德輔道中四號二十八樓，方為有效。

二、 本公司將於二零零一年十一月十二日（星期一）至二零零一年十一月十六日（星期五）（首尾兩天包括在內）暫停辦理股票過戶登記手續。如欲享有建議之末期股息，須於二零零一年十一月九日（星期五）下午四時前將所有過戶文件連同有關股票送交本公司股票過戶及登記處香港中央證券登記有限公司，地址為香港皇后大道東一百八十三號合和中心十七樓，辦理過戶手續。

三、 有關上述第五A項決議案是向股東徵求批准給予董事全面授權以購回股份。

四、 有關上述第五B項之決議案，董事特此闡明本公司目前並無計劃發行任何新股。是項全面授權乃遵照香港聯合交易所有限公司證券上市規則而向股東徵求批准。

五、 有關上述第五C項決議案是向股東徵求批准擴大董事所獲有關發行股份之全面授權，將根據第五A項決議案所授權力而購回之股份數目加入其內。

香港聯合交易所有限公司對本文件之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本文件全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

附　錄

以下之**說明書**為根據香港聯合交易所有限公司(「聯交所」)證券上市規則(「上市規則」)必須就擬於二零零一年十一月二十三日舉行之股東週年大會上建議之有關購回股份全面授權而寄予股東，並根據公司條例第49BA(3)段規定而構成之備忘錄：

(i) 現建議本公司可購回於通過決議案批准全面授權當日之本公司已發行每股面值港幣一角之「A」股股份及每股面值港幣一仙之「B」股股份(總稱「股份」)最多達百分之十。於二零零一年十月十九日(確定有關數字之最後實際可行日期)，本公司已發行之「A」股及「B」股股份數目分別為六億二千一百六十三萬一千二百二十六股及六億股。按上述數字(及假定於二零零一年十月十九日至該決議案通過之日期間並無購回股份)計算，董事將獲授權購回本公司之「A」股及「B」股股份分別為最多達六千二百一十六萬三千一百二十二股及六千萬股。

(ii) 董事相信向股東尋求全面授權使董事可於市場上購回股份乃符合本公司及其股東之最佳利益。該等購回事宜(在視乎當時之市場情況及資金安排而定)，可提高本公司之資產淨值及其每股資產值及／或每股盈利；而僅於董事相信該等購回事宜將令本公司及其股東受惠時方會進行。

(iii) 根據購回股份授權而購回股份之所需資金，將來自本公司可運用之流動現金及／或營運資金。用於購回股份之資金，本公司僅根據公司之組織章程大綱及細則以及香港之適用法例，由可合法作此用途之款項撥付。

(iv) 倘若於建議購回期間內任何時間本公司全面實行購回權力，將可能對本公司之營運資金或資產負債比率(指對比截至二零零一年六月三十日止年度年報內之已審核賬目所披露之狀況而言)造成不利影響。然而，董事倘認為實行購回建議對本公司需不時具備之營運資金或資產負債水平會有重大之不利影響時，將不會建議行使購回權力。

(v) 目前並無任何董事或(就董事在作出一切合理查詢後所知)任何本公司董事之聯繫人擬於股東給予全面授權後向本公司出售股份。

(vi) 董事已向聯交所承諾將按上市規則及香港法例之規定根據全面授權行使本公司之權力購回股份。

(vii) 董事並不知悉因根據全面授權購回任何股份而產生按照香港公司收購及合併守則所規定之任何後果。於二零零一年十月十九日，恒隆有限公司及其附屬公司共實益擁有本公司股份總額為「A」股四億六千零五十七萬五千五百八十一股及「B」股四億一千七百六十八萬六千七百三十五股，佔當日本公司之已發行股本「A」股及「B」股權益分別為百分之七十四點一及百分之六十九點六。

(viii) 本公司並無於本文件刊發日期之前六個月內在聯交所或其他地方購回本身之股份。

(ix) 本公司之關連人士(定義見上市規則)並無知會本公司表示有意於股東給予全面授權後將本公司之股份售予本公司，該等人士亦無向本公司承諾不會將任何該等股份售予本公司。

(x) 以下為本公司股份於過去十二個月在聯交所每月錄得之最高及最低成交價：

	「A」股		「B」股	
	最高 (港元)	**最低** (港元)	**最高** (港元)	**最低** (港元)
二零零零年十月	0.840	0.810	—	—
二零零零年十一月	0.830	0.780	0.084	0.077
二零零零年十二月	0.900	0.780	0.085	0.077
二零零一年一月	0.920	0.880	0.091	0.085
二零零一年二月	1.050	0.890	0.100	0.090
二零零一年三月	1.040	0.930	0.110	0.095
二零零一年四月	0.910	0.910	—	—
二零零一年五月	0.940	0.900	0.095	0.090
二零零一年六月	0.930	0.930	0.090	0.090
二零零一年七月	0.930	0.890	0.100	0.092
二零零一年八月	0.930	0.860	—	—
二零零一年九月	0.860	0.770	0.090	0.080



All power is derived from vulnerability.
Beginnings must grow from safe harbour
and gentle understanding.



REPORT OF THE DIRECTORS

The directors have pleasure in submitting their report together with the audited accounts for the year ended 30 June 2001.

PRINCIPAL ACTIVITIES

The principal activities of the Company are investment holding, and through its subsidiaries, hotel owning and management. The Group is also involved in restaurant operations through its jointly controlled entities.

An analysis of the Group's turnover and contribution to trading results in respect of the above activities is set out in Note 2 on the Accounts.

As the majority of the activities of the Group during the year were carried out in Hong Kong, a geographical analysis of turnover is not included.

SUBSIDIARIES AND JOINTLY CONTROLLED ENTITIES

A list of subsidiaries and jointly controlled entities, together with their countries of operations and incorporation and particulars of their issued share capital, is set out in Notes 22 and 23 on the Accounts.

FINANCIAL RESULTS

The profit of the Group for the year ended 30 June 2001, and the state of affairs of the Company and of the Group at that date are set out in the Accounts on pages 43 to 64.

A summary of the results and of the assets and liabilities of the Group for the last ten financial years is set out on pages 24 and 25.

DIVIDENDS

The directors now recommend a final dividend of 1.7 cents per 'A' share and 0.17 cent per 'B' share which, together with the interim dividend of 1.5 cents per 'A' share and 0.15 cent per 'B' share paid on 20 April 2001, make total dividends of 3.2 cents per 'A' share and 0.32 cent per 'B' share in respect of the year ended 30 June 2001. The proposed final dividend, if approved by the shareholders at the Annual General Meeting on 23 November 2001, will be paid on 30 November 2001 to shareholders whose names appear on the Registers of Members on 16 November 2001.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

During the year, there was no purchase, sale or redemption by the Company or any of its subsidiaries of the Company's listed securities.

RESERVES

Movements in the reserves of the Company and of the Group during the year are set out in Note 16 on the Accounts.

BANK OVERDRAFTS

Particulars of bank overdrafts of the Company and of the Group as at 30 June 2001 are set out in the Balance Sheets of the Accounts.

FIXED ASSETS

Movements of fixed assets during the year are set out in Note 9 on the Accounts.

MAJOR SUPPLIERS AND CUSTOMERS

During the year, both the percentage of purchases attributable to the Group's 5 largest suppliers combined and the percentage of turnover or sales attributable to the Group's 5 largest customers combined were less than 30% of the total purchases

DIRECTORS

The names of the directors of the Company as at the date of this report are listed on page 3.

Mr. Alfred H.K. Li has resigned as a director of the Company to take effect on 31 October 2001. The board of directors wishes to convey its gratitude to Mr. Li for his valuable contributions to the Company during his tenure of office.

Mr. Terry S.Y. Ng will be appointed as a director of the Company with effect from 1 November 2001. As the date of his appointment is subsequent to the last Annual General Meeting, he will retire in accordance with Article 94 of the Company's Articles of Association and, being eligible, will offer himself for re-election.

In accordance with Articles 103, 104 and 118 of the Company's Articles of Association, Messrs. H.K. Cheng, S.S. Yin and Nelson W.L. Yuen retire by rotation and, being eligible, offer themselves for re-election.

The appointments of non-executive directors are for specific terms which coincide with their expected dates of retirement by rotation in accordance with the provisions of the Company's Articles of Association.

Brief biographical details of the directors of the Company are set out on pages 29 to 31.

SERVICE CONTRACT

No director proposed for re-election at the forthcoming Annual General Meeting has a service contract with the Company, its holding company or any of its subsidiaries or fellow subsidiaries which is not determinable within one year without payment of compensation (other than statutory compensation).

DIRECTORS' INTERESTS IN CONTRACTS

No contract of significance to which the Company, its holding company or any of their subsidiaries was a party and in which a director of the Company was materially interested, whether directly or indirectly, subsisting during or at the end of the year.

At no time during the year was the Company, its holding company or any of their subsidiaries a party to any arrangements to enable the directors of the Company to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate, apart from the employee share option scheme of its holding company, Hang Lung Development Company, Limited.

COMPLIANCE WITH THE CODE OF BEST PRACTICE

During the year, the Company has complied with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

DIRECTORS' INTERESTS IN SHARES

As at 30 June 2001, the interests of each director and their associates in the issued share capital of the Company and its associated corporations as recorded in the registers required to be kept under Section 29 of the Securities (Disclosure of Interests) Ordinance or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited pursuant to the Model Code for Securities Transactions by Directors of Listed Companies are set out on Table 1.

During the year, none of the directors and their respective spouses and children under 18 years of age had been granted any rights to subscribe for

SUBSTANTIAL SHAREHOLDERS' INTERESTS IN SHARES

As at 30 June 2001, the interests of every person, other than directors of the Company, in the issued share capital of the Company as recorded in the registers required to be kept under Section 16(1) of the Securities (Disclosure of Interests) Ordinance are set out on Table 2.

AUDITORS

A resolution for the re-appointment of KPMG as auditors of the Company until the conclusion of the next Annual General Meeting is to be proposed at the forthcoming Annual General Meeting.

On Behalf of the Board

Ronnie C. Chan

Chairman

Hong Kong, 24 September 2001

TABLE 1: DIRECTORS' INTERESTS IN SHARES

THE COMPANY

	Class*	Number of Shares: Personal Interests	Family Interests	Corporate Interests	Other Interests
Ronnie C. Chan	A	—	—	—	15,765,607 (Note)
	B	—	—	—	20,396,065 (Note)
S.S. Yin		—	—	—	—
Nelson W.L. Yuen		—	—	—	—
Ronald J. Arculli	A	3,021	—	168,858	—
	B	3,515	—	196,470	—
Laura L.Y. Chen		—	—	—	—
H.K. Cheng		—	—	—	—
Robert S. Huthart		—	—	—	—
Alfred H.K. Li		—	—	—	—

HANG LUNG DEVELOPMENT COMPANY, LIMITED

	Shares of $1.00 each				Share Options #
	Personal Interests	Family Interests	Corporate Interests	Other Interests	Personal Interests
Ronnie C. Chan	—	—	—	339,034,580 (Note)	—
S.S. Yin	—	—	—	—	—
Nelson W.L. Yuen	—	—	—	—	2,500,000
Ronald J. Arculli	581,775	—	508,200	—	—
Laura L.Y. Chen	—	—	—	—	—
H.K. Cheng	—	—	—	—	—
Robert S. Huthart	—	—	—	—	—
Alfred H.K. Li	—	—	—	—	1,250,000

TABLE 1: DIRECTORS' INTERESTS IN SHARES *(continued)*

AMOY PROPERTIES LIMITED

	Ordinary Shares of $1.00 each			
	Personal Interests	Family Interests	Corporate Interests	Other Interests
Ronnie C. Chan	—	—	—	—
S.S. Yin	—	—	—	—
Nelson W.L. Yuen	—	—	—	—
Ronald J. Arculli	14,737	—	709,609	—
Laura L.Y. Chen	—	—	—	—
H.K. Cheng	—	—	—	—
Robert S. Huthart	—	—	—	—
Alfred H.K. Li	—	—	—	—

* *A : 'A' Shares of $0.10 each*
B : 'B' Shares of $0.01 each

\# *not yet exercised*

Note

These shares were held by a trust of which associate of Mr. Ronnie C. Chan is a member of a wide class of discretionary objects.

TABLE 2: SUBSTANTIAL SHAREHOLDERS' INTERESTS IN SHARES

	Number of Shares Held	
	'A' Shares	'B' Shares
Cole Limited	476,341,188 (a)	438,082,800 (a)
Hang Lung Development Company, Limited	460,575,581 (b)	417,686,735 (b)
Prosperland Housing Limited	253,517,709 (c)	353,953,435 (c)
Hang Far Company Limited	121,328,515 (c)	— (c)
Believecity Limited	63,695,484 (c)	32,558,605 (c)

Notes

(a) Cole Limited was deemed to be interested in 460,575,581 'A' shares and 417,686,735 'B' shares held by Hang Lung Development Company, Limited and its subsidiaries, which number of shares were included in the above-mentioned number of 476,341,188 'A' shares and 438,082,800 'B' shares.

(b) Hang Lung Development Company, Limited was deemed to be interested in the shareholdings of its subsidiaries, viz. 253,517,709 'A' shares and 353,953,435 'B' shares held by Prosperland Housing Limited, 121,328,515 'A' shares held by Hang Far Company Limited, 63,695,484 'A' shares and 32,558,605 'B' shares held by Believecity Limited, and 22,033,873 'A' shares and 31,174,695 'B' shares held by other subsidiaries.

(c) The 253,517,709 'A' shares and 353,953,435 'B' shares held by Prosperland Housing Limited, the 121,328,515 'A' shares held by Hang Far Company Limited, and the 63,695,484 'A' shares and 32,558,605 'B' shares held by Believecity Limited were included in the above-mentioned number of 460,575,581 'A' shares and 417,686,735 'B' shares held by Hang Lung Development Company, Limited.

REPORT OF THE AUDITORS

TO THE SHAREHOLDERS OF GRAND HOTEL HOLDINGS LIMITED (INCORPORATED IN HONG KONG WITH LIMITED LIABILITY)

We have audited the accounts on pages 43 to 64 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Hong Kong Companies Ordinance requires the directors to prepare accounts which give a true and fair view. In preparing accounts which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently, that judgements and estimates are made which are prudent and reasonable and that the reasons for any significant departure from applicable accounting standards are stated.

It is our responsibility to form an independent opinion, based on our audit, on those accounts and to report our opinion to you.

BASIS OF OPINION

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the Company's and the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the accounts are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts. We believe that our audit provides a reasonable basis for our opinion.

OPINION

In our opinion, the accounts give a true and fair view of the state of affairs of the Company and of the Group as at 30 June 2001 and of the Group's profit and cash flows for the year then ended and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

KPMG

Certified Public Accountants

Hong Kong, 24 September 2001

FINANCIAL STATEMENTS

CONSOLIDATED INCOME STATEMENT

FOR THE YEAR ENDED 30 JUNE 2001
(Expressed in Hong Kong dollars)

	Note	**2001** **$Million**	2000 $Million
Turnover	2(a)	**281.1**	264.2
Cost of sales		**(199.1)**	(205.2)
Gross profit		**82.0**	59.0
Other revenue	3	**10.7**	11.7
Administrative expenses		**(18.9)**	(19.7)
Profit from operations	3	**73.8**	51.0
Share of results of jointly controlled entities		**(0.1)**	0.4
Profit before taxation	2(b)	**73.7**	51.4
Taxation	5(a)	**(40.7)**	(30.1)
Net profit attributable to shareholders	6	**33.0**	21.3
Retained profits brought forward		**624.5**	617.5
		657.5	638.8
Dividends	7	**(21.8)**	(14.3)
Retained profits carried forward		**635.7**	624.5
Earnings per share	8		
'A' share		**4.84 ¢**	3.12 ¢
'B' share		**0.48 ¢**	0.31 ¢

No separate consolidated statement of recognised gains and losses has been prepared as the net profit for the year would be the only component of this statement.

The annexed notes form part of these accounts.

BALANCE SHEETS

AT 30 JUNE 2001
(Expressed in Hong Kong dollars)

		Group		Company	
		2001	2000	**2001**	2000
	Note	**$Million**	$Million	**$Million**	$Million
ASSETS					
Non-current assets					
Fixed assets	9	**1,593.2**	1,596.7	**—**	—
Interest in subsidiaries	10	**—**	—	**1,602.6**	1,563.4
Interest in jointly controlled entities	11	**8.5**	8.6	**0.1**	0.1
		1,601.7	1,605.3	**1,602.7**	1,563.5
Current assets					
Inventories		**3.6**	3.6	**—**	—
Debtors, deposits and prepayments	12	**10.3**	13.2	**0.1**	0.1
Cash and deposits with banks		**118.8**	161.5	**—**	—
		132.7	178.3	**0.1**	0.1
Current liabilities					
Bank overdrafts		**2.5**	2.8	**—**	—
Creditors and accrued expenses	13	**28.5**	43.7	**1.3**	1.7
Deposits received		**9.1**	9.6	**—**	—
Taxation	5(b)	**19.5**	67.9	**0.1**	—
Proposed final dividend	7	**11.6**	7.5	**11.6**	7.5
		71.2	131.5	**13.0**	9.2
Net current assets/(liabilities)		**61.5**	46.8	**(12.9)**	(9.1)
Total assets less current liabilities		**1,663.2**	1,652.1	**1,589.8**	1,554.4
Non-current liabilities					
Deferred taxation	14	**0.6**	0.7	**—**	—
NET ASSETS		**1,662.6**	1,651.4	**1,589.8**	1,554.4

AT 30 JUNE 2001
(Expressed in Hong Kong dollars)

		Group		Company	
		2001	2000	**2001**	2000
	Note	**$Million**	$Million	**$Million**	$Million
CAPITAL AND RESERVES					
Share capital	15	**68.2**	68.2	**68.2**	68.2
Reserves	16	**1,594.4**	1,583.2	**1,521.6**	1,486.2
Shareholders' funds		**1,662.6**	1,651.4	**1,589.8**	1,554.4

Approved by the Board of Directors on 24 September 2001.

Ronnie C. Chan *Chairman*

Nelson W.L. Yuen *Managing Director*

The annexed notes form part of these accounts.

CONSOLIDATED CASH FLOW STATEMENT

FOR THE YEAR ENDED 30 JUNE 2001
(Expressed in Hong Kong dollars)

		2001		2000	
	Note	**$Million**	**$Million**	$Million	$Million
Net cash inflow from operating activities	(a)		**66.9**		42.9
Returns on investments and servicing of finance					
Interest received		**9.3**		8.6	
Dividends paid		**(17.7)**		(21.1)	
Net cash outflow from returns on investments and servicing of finance			**(8.4)**		(12.5)
Taxation					
Hong Kong profits tax paid			**(89.2)**		(1.3)
Investing activities					
Purchase of fixed assets		**(11.8)**		(1.4)	
Disposal of fixed assets		**0.1**		0.2	
Net cash outflow from investing activities			**(11.7)**		(1.2)
(Decrease)/Increase in cash and cash equivalents			**(42.4)**		27.9
Cash and cash equivalents at 1 July			**158.7**		130.8
Cash and cash equivalents at 30 June	(b)		**116.3**		158.7

Notes to the Consolidated Cash Flow Statement

(Expressed in Hong Kong dollars)

(a) Reconciliation of profit from operations to net cash inflow from operating activities

	2001	2000
	$Million	$Million
Profit from operations	**73.8**	51.0
Interest income	**(9.2)**	(8.7)
Depreciation	**15.1**	15.1
Loss on disposal of fixed assets	**0.1**	—
Decrease in inventories	**—**	0.2
Decrease/(Increase) in debtors, deposits and prepayments	**2.8**	(1.8)
Decrease in creditors and accrued expenses	**(15.2)**	(13.9)
(Decrease)/Increase in deposits received	**(0.5)**	1.0
Net cash inflow from operating activities	**66.9**	42.9

(b) Analysis of the balances of cash and cash equivalents as shown in the consolidated balance sheet

	2001	2000
	$Million	$Million
Cash and deposits with banks maturing within three months of the balance sheet date	**118.8**	161.5
Bank overdrafts repayable within three months from the date of advance	**(2.5)**	(2.8)
	116.3	158.7

NOTES ON THE ACCOUNTS

(Expressed in Hong Kong dollars)

1 PRINCIPAL ACCOUNTING POLICIES

(a) STATEMENT OF COMPLIANCE

These accounts have been prepared in accordance with all applicable Statements of Standard Accounting Practice and Interpretations issued by the Hong Kong Society of Accountants, accounting principles generally accepted in Hong Kong and the requirements of the Hong Kong Companies Ordinance. A summary of the principal accounting policies adopted by the Group is set out below.

(b) BASIS OF PREPARATION OF THE ACCOUNTS

The measurement basis used in the preparation of the accounts is historical cost.

(c) BASIS OF CONSOLIDATION

The consolidated accounts incorporate the accounts of Grand Hotel Holdings Limited and its subsidiaries made up to 30 June each year. The results of subsidiaries acquired or disposed of during the year are dealt with in the consolidated income statement from the effective dates of acquisition or to the effective dates of disposal respectively. All material intercompany transactions are eliminated on consolidation.

(d) SUBSIDIARIES

A subsidiary is a company in which the Group, directly or indirectly, holds more than half of the issued share capital, or controls more than half of the voting power, or controls the composition of the board of directors.

In the Company's balance sheet, investments in subsidiaries are stated at cost less any provisions for diminution in value which is other than temporary as determined by the directors for each subsidiary individually. Any such provisions are recognised as an expense in the income statement.

(e) JOINTLY CONTROLLED ENTITIES

A jointly controlled entity is an entity which operates under a contractual arrangement between the Group or Company and other parties, where the contractual arrangement establishes that the Group or Company and one or more of the other parties share joint control over the economic activity of the entity.

The Group's interests in jointly controlled entities are accounted for in the consolidated accounts under the equity method and are initially recorded at cost and adjusted thereafter for the post-acquisition change in the Group's share of net assets of the jointly controlled entities. The consolidated income statement reflects the Group's share of the post-acquisition results of operations of the jointly controlled entities for the year.

In the Company's balance sheet, interests in jointly controlled entities are stated at cost less any provisions for diminution in value which is other than temporary as determined by the directors for each jointly controlled entity individually. The results of jointly controlled entities are included in the Company's income statement to the extent of dividends received and receivable at the balance sheet date.

1 PRINCIPAL ACCOUNTING POLICIES *(continued)*

(f) CAPITAL RESERVE OR GOODWILL ON CONSOLIDATION

Capital reserve or goodwill arising on consolidation represents the excess or deficit respectively of the fair value of the separable net assets of the subsidiaries and jointly controlled entities at the respective acquisition dates over the value of the consideration paid. Goodwill is written off directly to reserves in the year in which it arises. On disposal of a subsidiary or a jointly controlled entity, the attributable amount of capital reserve or goodwill is included in the calculation of the profit or loss on disposal.

(g) FIXED ASSETS

1. Fixed assets are stated at cost less accumulated depreciation.

2. Where the Group leases out fixed assets under operating leases, the assets are included in the consolidated balance sheet according to their nature and, where applicable, are depreciated in accordance with the depreciation policies, as set out in accounting policy 1(h) below. Rental receivable arising from operating leases is recognised in accordance with accounting policy 1(k) below.

(h) DEPRECIATION

1. Hotel properties

No depreciation is provided in respect of hotel properties with an unexpired lease term of over 20 years. It is the Group's policy to maintain the hotel properties in such condition that their value is not diminished by the passage of time and the related expenditure is charged to the consolidated income statement in the year in which it is incurred so that any element of depreciation would be immaterial.

2. Other property and fixed assets

Depreciation on other property and fixed assets is provided so as to write off their costs on a straight line basis over their estimated useful lives as follows:

Other property	20 years
Leasehold improvements, furniture and fixtures	10 years
Motor vehicles and equipment	5 years
Other operating equipment	3 years

(i) INVENTORIES

Inventories are stated at the lower of cost and net realisable value. Cost is computed on a first-in first-out basis. Net realisable value is determined by reference to management estimates based on prevailing market conditions.

When inventories are sold, the carrying amount of those inventories is recognised as an expense in the period in which the related revenue is recognised. The amount of any write-down of inventories to net realisable value and all losses of inventories are recognised as an expense in the period the write-down or loss occurs. The amount of any reversal of any write-down of inventories, arising from an increase in net realisable value, is recognised as a reduction in the amount of inventories recognised as an expense in the period in which the reversal occurs.

1 PRINCIPAL ACCOUNTING POLICIES *(continued)*

(j) REVENUE RECOGNITION

Provided it is probable that the economic benefits will flow to the Group and the revenue and costs, if applicable, can be measured reliably, revenue is recognised in the consolidated income statement as follows:

1. **Hotel revenue**

   Revenue from hotel operations is recognised when services are rendered.

2. **Interest income**

   Interest on bank deposits is accrued on a time-apportioned basis on the principal outstanding and at the rate applicable.

3. **Dividends**

   Dividends are recognised when the right to receive payment is established.

(k) OPERATING LEASES

Rental receivable and payable under operating leases is accounted for on a straight line basis over the terms of the respective leases. Contingent rent receivable is recognised as income in the consolidated income statement in the accounting period in which it is earned. Contingent rent payable is charged to the consolidated income statement in the accounting period in which it is incurred.

(l) DEFERRED TAXATION

Deferred taxation is provided using the liability method in respect of the taxation effect arising from all material timing differences between the accounting and tax treatment of income and expenditure, which are expected with reasonable probability to crystallise in the foreseeable future.

Future deferred tax benefits are not recognised unless their realisation is assured beyond reasonable doubt.

(m) TRANSLATION OF FOREIGN CURRENCIES

Foreign currency transactions during the year are translated into Hong Kong dollars at the rates of exchange prevailing at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated into Hong Kong dollars at the market rates of exchange ruling at the balance sheet date. Exchange gains and losses are dealt with in the consolidated income statement.

(n) RELATED PARTIES

Parties are considered to be related to the Group if the Group has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to common control or common significant influence. Related parties may be individuals or other entities.

2 TURNOVER AND PROFIT BEFORE TAXATION

The principal activities of the Company are investment holding and, through its subsidiaries, hotel owning and management.

As the majority of the activities of the Group during the year were carried out in Hong Kong, a geographical analysis of turnover and profit before taxation is not included.

An analysis of the Group's turnover and profit before taxation from the principal activities is as follows:

	Group	
	2001	2000
	$Million	$Million
(a) Turnover		
Hotel operations	**271.9**	255.5
Interest income	**9.2**	8.7
	281.1	264.2
(b) Profit before taxation		
Hotel operations	**83.4**	62.4
Interest income	**9.2**	8.7
	92.6	71.1
Less: Administrative expenses	**(18.9)**	(19.7)
	73.7	51.4

3 PROFIT FROM OPERATIONS

	Group	
	2001	2000
	$Million	$Million
Profit from operations is arrived at after charging:		
Staff costs	**135.0**	139.0
Cost of inventories	**16.1**	18.6
Depreciation	**15.1**	15.1
Auditors' remuneration	**1.2**	1.3
Lease payments in respect of land and building under operating lease	**8.0**	8.0
and after crediting:		
Other revenue — management fees	**10.7**	11.7

4 EMOLUMENTS OF DIRECTORS AND SENIOR MANAGEMENT

Directors' emoluments disclosed pursuant to Sections 161 and 161A of the Hong Kong Companies Ordinance are as follows:

	Group	
	2001	2000
	$Million	$Million
Fees		
Independent Non-Executive Directors	**0.1**	0.1
Other directors	**0.1**	0.1
	0.2	0.2

Directors are not salaried employees of the Company, but receive directors' fees.

The number of directors whose emoluments fell within the following band is as follows:

	Number of directors	
	2001	2000
Nil — $1,000,000	**8**	8

The emoluments of the five highest paid individuals in the Group, none of whom was a director in either 2001 or 2000, are as follows:

	Group	
	2001	2000
	$Million	$Million
Salaries, allowances and benefits in kind	**5.3**	5.9
Group's contributions to pension scheme	**0.4**	0.5
Discretionary bonuses	**0.1**	0.6
	5.8	7.0

The emoluments of the five highest paid individuals fell within the following bands:

	Number of individuals	
	2001	2000
Nil — $1,000,000	**3**	2
$1,500,001 — $2,000,000	**2**	3
	5	5

5 TAXATION

	Group	
	2001	2000
	$Million	$Million
(a) Taxation in the consolidated income statement represents:		
Provision for Hong Kong profits tax at 16% for the year	**8.0**	12.0
Estimated underprovision in respect of prior years	**32.8**	18.9
Deferred taxation (Note 14)	**(0.1)**	(0.8)
	40.7	30.1

	Group		Company	
	2001	2000	**2001**	2000
	$Million	$Million	**$Million**	$Million
(b) Taxation in the balance sheets represents:				
Provision for Hong Kong profits tax for the year	**8.0**	12.0	**0.1**	—
Estimated provision for Hong Kong profits tax relating to prior years	**11.5**	55.9	**—**	—
	19.5	67.9	**0.1**	—

(c) The Group is currently in discussion with the Inland Revenue Department regarding a dispute over the deductibility of certain interest payments in previous years' tax computations. As at the balance sheet date, the outcome of the said dispute remained undetermined and substantial tax provision has been made in the accounts on the grounds of prudence.

6 NET PROFIT ATTRIBUTABLE TO SHAREHOLDERS

Net profit attributable to shareholders includes a profit of $57.2 million (2000: $43.3 million) which has been dealt with in the accounts of the Company.

7 DIVIDENDS

	2001 $Million	2000 $Million
Interim dividend paid		
'A' shares: 1.5 cents (2000: 1.0 cent) per share	**9.3**	6.2
'B' shares: 0.15 cent (2000: 0.1 cent) per share	**0.9**	0.6
Proposed final dividend		
'A' shares: 1.7 cents (2000: 1.1 cents) per share	**10.6**	6.8
'B' shares: 0.17 cent (2000: 0.11 cent) per share	**1.0**	0.7
	21.8	14.3

8 EARNINGS PER SHARE

The calculation of earnings per share is based on the net profit attributable to shareholders of $33.0 million (2000: $21.3 million) and 621.6 million 'A' shares and 600.0 million 'B' shares in issue during the year.

9 FIXED ASSETS — GROUP

	Leasehold land and buildings: Hotel properties	Leasehold land and buildings: Other property	Other fixed assets	Total
	$Million	$Million	$Million	$Million
Cost:				
At 1 July 2000	1,475.8	160.3	256.7	1,892.8
Additions	—	—	11.8	11.8
Disposals	—	—	(3.5)	(3.5)
At 30 June 2001	**1,475.8**	**160.3**	**265.0**	**1,901.1**
Accumulated depreciation:				
At 1 July 2000	—	67.7	228.4	296.1
Charge for the year	—	8.0	7.1	15.1
Written back on disposals	—	—	(3.3)	(3.3)
At 30 June 2001	**—**	**75.7**	**232.2**	**307.9**
Net book value:				
At 30 June 2001	**1,475.8**	**84.6**	**32.8**	**1,593.2**
At 30 June 2000	1,475.8	92.6	28.3	1,596.7

All leasehold land is held on long leases in Hong Kong. Other property represents an interest in The Wesley which is held under an agreement with Methodist Centre Limited, and is being depreciated over the term of 20 years to 2012.

The Group leases out its hotel properties and the other property under operating leases. The leases typically run for an initial period of one day to one year, with an option to renew the leases after that date at which time all terms are renegotiated. Lease payments are usually adjusted regularly to reflect market rentals and none of the leases provide for contingent rentals.

At 30 June 2001, total future minimum lease payments receivable under non-cancellable operating leases were as follows:

	$Million
Within 1 year	16.7

10 INTEREST IN SUBSIDIARIES

	Company	
	2001	2000
	$Million	$Million
Unlisted shares, at cost	**357.5**	357.5
Amounts due from subsidiaries	**1,640.6**	1,532.1
Amounts due to subsidiaries	**(395.5)**	(326.2)
	1,602.6	1,563.4

Details of subsidiaries are set out in note 22.

11 INTEREST IN JOINTLY CONTROLLED ENTITIES

	Group		Company	
	2001	2000	**2001**	2000
	$Million	$Million	**$Million**	$Million
Unlisted shares, at cost	**—**	—	**0.1**	0.1
Share of net assets	**8.5**	8.6	**—**	—
	8.5	8.6	**0.1**	0.1

Details of jointly controlled entities are set out in note 23.

12 DEBTORS, DEPOSITS AND PREPAYMENTS

Included in debtors, deposits and prepayments are trade debtors with the following ageing analysis:

	Group	
	2001	2000
	$Million	$Million
Within 1 month	**6.2**	6.0
1 - 3 months	**2.7**	3.3
	8.9	9.3

The Group maintains a defined credit policy. An ageing analysis of trade debtors is prepared on a regular basis and

13 CREDITORS AND ACCRUED EXPENSES

Included in creditors and accrued expenses are trade creditors with the following ageing analysis:

	Group	
	2001	2000
	$Million	$Million
Within 1 month	**8.1**	9.2

14 DEFERRED TAXATION

	Group	
	2001	2000
	$Million	$Million
Movements on deferred taxation comprise:		
Balance at 1 July	**0.7**	1.5
Transfer to the consolidated income statement (Note 5(a))	**(0.1)**	(0.8)
Balance at 30 June	**0.6**	0.7

Deferred taxation represents depreciation allowances in excess of related depreciation. The deferred tax asset being the future benefit of tax losses is $23.1 million (2000: $14.7 million) has not been recognised as its realisation is not assured beyond reasonable doubt.

15 SHARE CAPITAL

	2001	2000
	$Million	$Million
Authorised		
700,000,000 'A' shares of $0.1 each	**70.0**	70.0
1,000,000,000 'B' shares of $0.01 each	**10.0**	10.0
	80.0	80.0
Issued and fully paid		
621,631,226 'A' shares of $0.1 each	**62.2**	62.2
600,000,000 'B' shares of $0.01 each	**6.0**	6.0

16 RESERVES

	Group 2001 $Million	Group 2000 $Million	Company 2001 $Million	Company 2000 $Million
Share premium	**942.7**	942.7	**942.7**	942.7
Capital reserves	**13.0**	13.0	—	—
Revenue reserves				
Retained profits	**635.7**	624.5	**575.9**	540.5
General reserve	**3.0**	3.0	**3.0**	3.0
	638.7	627.5	**578.9**	543.5
	1,594.4	1,583.2	**1,521.6**	1,486.2

	Group 2001 $Million	Group 2000 $Million
Statement of revenue reserves:		
Group companies	**630.2**	618.9
Jointly controlled entities	**8.5**	8.6
	638.7	627.5

The aggregate amount of the Company's reserves available for distribution to shareholders at 30 June 2001 was $578.9 million (2000: $543.5 million).

17 PENSION SCHEME AND COSTS

As subsidiaries of the Hang Lung Group, Grand Hotel Holdings Limited and its subsidiaries ("the Group") participate in the defined contribution provident fund scheme operated by the Hang Lung Group. The assets of this scheme are held separately from those of the participating companies, in an independent fund administered by trustees and managed by a professional fund manager. Contributions are made by both the employer and employees at a certain percentage of the employees' basic salaries, the percentage varying with their length of service. The Group's contributions amounted to $8.1 million for the year ended 30 June 2001 (2000: $8.2 million).

When an employee leaves the scheme prior to his or her interest in the employer's contributions being fully vested, forfeited contributions are credited to reserves of the fund. Depending on the level of reserves, the trustees may credit dividends to members' accounts out of the reserves of the fund. The Group's contributions may be reduced by the forfeited contributions; however, no such reduction of the Group's contributions was made during the year. Since the reserves of the scheme, of which the Group is a participating member, do not distinguish the respective attributable shares of individual participating member companies, no figure for available forfeited contributions for the Group alone can be ascertained.

With the implementation of the Mandatory Provident Fund Schemes Ordinance on 1 December 2000, a master trust Mandatory Provident Fund Scheme (the "MPF Scheme") has been set up and is operated by an independent service provider. Mandatory contributions are made by both the employer and the employees at 5% of the employees' monthly relevant income, up to a limit of $20,000. The Group's contributions will be fully and immediately vested in the employees' accounts as their accrued benefits in the scheme. Total MPF contributions made by the Group for the year amounted to $0.1 million.

As the Group's provident fund scheme is an MPF-exempt Occupational Retirement Scheme (the "ORSO Scheme"), all the existing employees were given a one-off option to elect between the ORSO and the MPF schemes. Eligibility for membership of the ORSO and MPF schemes is identical, and new employees are offered the choice of joining either the ORSO or the MPF scheme.

18 CONTINGENT LIABILITIES

At 30 June, contingent liabilities were as follows:

	Company	
	2001	2000
	$Million	$Million
Guarantees given to a bank to secure banking facilities	**—**	690.0

19 COMMITMENTS

(a) At 30 June, capital commitments not provided for in the accounts were as follows:

	Group	
	2001	2000
	$Million	$Million
Contracted for	**—**	3.2

(b) The Group leases a property under a non-cancellable operating lease expiring after 10 years. Contingent rental payable is based on a percentage of the revenue from the property. At 30 June, total future minimum lease payments to be made under this operating lease were as follows:

	Group	
	2001	2000
	$Million	$Million
Within 1 year	**9.2**	8.0
After 1 year but within 5 years	**44.0**	42.2
After 5 years	**81.6**	92.6
	134.8	142.8

20 RELATED PARTY TRANSACTIONS

During the year, the Group paid $3.7 million (2000: $3.0 million) to a fellow subsidiary for the Group's share of administrative services provided by the fellow subsidiary. The amount payable is mutually agreed by both parties after taking into account of the volume of activities shared by the Group.

During the year, the Group received $1.2 million (2000: $1.3 million) from a fellow subsidiary for the fellow subsidiary's share of administrative services provided by the Group. The amount payable is mutually agreed by both parties after taking into account of the volume of activities shared by the fellow subsidiary.

During the year, Grand Hotel Group Limited, a wholly-owned subsidiary of the Company received a fixed sum fee of $0.9 million (2000: $0.9 million) from a fellow subsidiary, Kornhill Recreation Club Limited for the provision of administrative services to Kornhill Recreation Club.

During the year, the Group received management fees totalling $10.7 million (2000: $12.1 million) from a jointly controlled entity. The amount receivable by the Group is based on a fixed sum or at a percentage of gross revenue.

21 ULTIMATE HOLDING COMPANY

The directors consider the ultimate holding company at 30 June 2001 to be Hang Lung Development Company, Limited which is incorporated in Hong Kong.

22 SUBSIDIARIES

AT 30 JUNE 2001

	Issued Share Capital (HK$)	% Held by The Group	% Held by The Company	Activity	Place of Incorporation and Operations
Subsidiaries					
Floret Investments Limited	8	100	100	Investment holding	British Virgin Islands
Grand Group Limited	2	100	100	Dormant	Hong Kong
Grand Hotel Group Limited*	10,200	100	100	Hotel operating and management	Hong Kong
Grand Hotel Treasury Limited*	2	100	100	Financial services	Hong Kong
Grand Hotel Treasury Services Limited	2	100	100	Dormant	Hong Kong
Grand Suite Tower Limited*	200	100	100	Operations of service apartments	Hong Kong
Hurton Investments Limited	8	100	—	Investment holding	British Virgin Islands
Kronik Holdings Limited	8	100	100	Investment holding	British Virgin Islands
Modalton Limited*	2	100	—	Property leasing	Hong Kong
Myrica Investments Limited	8	100	—	Investment	British Virgin Islands
Spiracy International Inc.	8	100	—	Investment holding	British Virgin Islands
Tasco Investments Limited	8	100	100	Investment holding	British Virgin Islands
Tegraton Limited*	2	100	—	Property leasing	Hong Kong
Tiona Holdings Limited	8	100	—	Investment holding	British Virgin Islands

23 JOINTLY CONTROLLED ENTITIES

AT 30 JUNE 2001

	Issued Share Capital (HK$)	% Held by The Group	% Held by The Company	Activity	Place of Incorporation and Operations
Jointly Controlled Entities					
Arges Limited	4	50	50	Restaurant operations	Hong Kong
Inlink Investment Limited	2	50	—	Holding of restaurant licence	Hong Kong

* Audited by KPMG